

# Reid Yeoman · 3rd

CFO / COO at Denim.LA (DBA - Digital Brands Group)

Austin, Texas Metropolitan Area · 500+ connections ·

**Contact info**

**Digital Brands Group**

 **UCLA Anderson Sch**
**Management**

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## Experience


### CFO / COO
Digital Brands Group · Full-time
Oct 2019 – Present · 1 yr 2 mos
Austin, Texas Metropolitan Area


### CFO at Hurley
Hurley
Dec 2017 – Sep 2019 · 1 yr 10 mos
Orange County, California Area


### Nike
2 yrs 7 mos


### Finance Director - Strategic Investments
Sep 2016 – Dec 2017 · 1 yr 4 mos
Beaverton, Oregon


### Finance Manager - Global Business Planning
Jun 2015 – Sep 2016 · 1 yr 4 mos
Beaverton, Oregon



### Qualcomm | Qualcomm Technology Licensing (QTL)
4 yrs



**Staff Financial Analyst**
Oct 2014 – Jun 2015 · 9 mos



**Business Process Analyst Staff**
Apr 2013 – Oct 2014 · 1 yr 7 mos

Show 1 more role ⌄



### Senior Analyst
University of California at San Diego
Mar 2008 – Jul 2011 · 3 yrs 5 mos
Greater San Diego Area

Show 1 more experience ⌄

## Education



### UCLA Anderson School of Management
Master of Business Administration (MBA), International Business Strategy
2010 – 2013
Activities and Societies: Management Consulting Association & Marketing Association

Honors: Finalist, 2012 Net Impact Consulting Challenge



### University of California, Santa Barbara
BA, Law & Society
2000 – 2004

Honors: Dean's List Honors (02 - 04)

## Licenses & certifications

### Pragmatic Marketing Certification (PMC)
Pragmatic Marketing
Issued Dec 2012 · No Expiration Date

### Project Management Professional (PMP)
Project Management Institute
Issued Apr 2012 · No Expiration Date



